EXHIBIT 99.1

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports Q4 and 2013 results, announces 2014 financial outlook
Common share dividend increased 6.0% to $2.47 per year

  BCE Q4 net earnings attributable to common shareholders of $495 million; Adjusted net earnings of $540 million, up 16.4%; Adjusted net earnings per share of $0.70, up 16.7%

  Strong 11.4% growth in free cash flow in Q4 to $674 million

  Double-digit Wireless and Media EBITDA growth of 10.4% and 33.7% respectively, drives 7.0% increase in total Bell EBITDA

  Bell Wireline EBITDA growth positive this quarter on stronger residential Wireline revenue growth and improving year-over-year Bell Business Markets financial performance

  Healthy Q4 Wireless postpaid net additions of 119,520; 2.1% higher Wireless blended ARPU reflects increased data usage driven by steady smartphone growth; consumer mobile roaming rates significantly reduced

  Bell Fibe TV momentum continues with net additions of 60,301, up 25.0% as service footprint expands to more than 4.3 million households; high-speed Internet net activations more than double to 15,690; residential local access line losses improve 27.3% year over year

  All 2013 financial guidance targets achieved

MONTRÉAL, February 6, 2014 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell 2013 fourth quarter (Q4) and annual results in addition to announcing its financial guidance for 2014, and a $0.14 per share increase in its annual common share dividend to $2.47.

FINANCIAL HIGHLIGHTS

($ millions except per share amounts) (unaudited)	Q4 2013	Q4 2012	% change	2013	2012	% change
Bell(i)
Operating Revenues	4,813	4,577	5.2%	18,109	17,645	2.6%
EBITDA(1)	1,693	1,582	7.0%	6,817	6,596	3.4%
BCE
Operating Revenues	5,382	5,161	4.3%	20,400	19,978	2.1%
EBITDA	1,998	1,896	5.4%	8,089	7,888	2.5%
Net Earnings Attributable to Common Shareholders	495	666	(25.7%)	1,975	2,456	(19.6%)
EPS	0.64	0.86	(25.6%)	2.55	3.17	(19.6%)
Adjusted EPS(2)	0.70	0.60	16.7%	2.99	2.96	1.0%
Cash flows from operating activities	1,838	863	113.0%	6,476	5,560	16.5%
Free Cash Flow(3)	674	605	11.4%	2,571	2,428	5.9%

(i)	Bell includes the Bell Wireless, Bell Wireline and Bell Media segments.

1/16

“Bell’s strategy of intense investment in Canada’s next-generation communications infrastructure is delivering for our customers and shareholders. Momentum continued across all Bell’s business segments, especially in our Wireless, Media, TV and Internet growth services,” said George Cope, President and CEO of Bell Canada and BCE Inc. “We achieved healthy smartphone additions and operating metrics in Wireless, ongoing acceleration in Fibe TV and Internet, and strong financial growth and ratings leadership at Media. At the same time, we reduced losses in traditional home and business landlines, supporting the positive trajectory in Bell Wireline revenue and EBITDA, and continued to decrease operating costs. Our strategy of investment in growth services, coupled with strong execution by the Bell team in a competitive marketplace, is delivering significant increases in revenue, EBITDA and free cash flow growth.”

Bell is dedicated to achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks and Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

“We had another successful year financially, with solid revenue and EBITDA growth driving higher levels of free cash flow and Adjusted earnings. Our healthy balance sheet is underpinned by strong credit metrics, a favourable liquidity position, and a significant improvement in the funded status of Bell Canada’s defined benefit pension plan,” said Siim Vanaselja, Chief Financial Officer for Bell Canada and BCE. “Our 2014 financial guidance reflects continued strong operating momentum across our core businesses, the ongoing transformation of our revenue and EBITDA mix away from traditional voice services, and U.S. dollar-denominated purchases of goods and services that are fully hedged at close to par. Our strong financial position and projected free cash flow growth for 2014, provides us with considerable financial capacity to execute our dividend growth strategy, while increasing capital investment to support the growth of our business.”

DIVIDEND INCREASE
Today’s dividend announcement represents BCE’s tenth increase to its annual common share dividend, representing a 69% increase, in the past 5 years. The BCE annualized common share dividend will increase 6.0%, or 14 cents per share, from $2.33 to $2.47 effective with BCE’s Q1 2014 dividend, payable on April 15, 2014 to shareholders of record at the close of business on March 14, 2014. This increase maintains our dividend payout ratio at the mid-point of our target policy range of 65% to 75% of free cash flow. The higher dividend for 2014 is supported by higher expected free cash flow generation and a positive business outlook for 2014.

BCE RESULTS
BCE reported Q4 2013 net earnings attributable to common shareholders of $495 million, or $0.64 per share, compared to $666 million, or $0.86 per share, in Q4 2012. The year-over-year decrease in net earnings was due to a non-cash gain recognized in Q4 2012 on the transfer of spectrum from Inukshuk to its partners. Adjusted net earnings attributable to common shareholders were $540 million, an increase of 16.4%, and Adjusted earnings per share (EPS) increased 16.7% to $0.70 from $0.60, mainly as a result of higher EBITDA at Bell.

For 2013, net earnings attributable to common shareholders were $1,975 million, or $2.55 per share, down from $2,456 million, or $3.17 per share, in 2012. The year-over-year decrease was due to the CRTC tangible benefits obligation of $230 million that Bell was ordered to pay as part of the acquisition of Astral that was completed in Q3 2013, the higher value of uncertain tax positions favourably resolved in 2012, and the aforementioned non-cash gain recognized on the

2/16

transfer of spectrum from Inukshuk to its partners. Adjusted net earnings attributable to common shareholders of $2,317 million and Adjusted EPS of $2.99, were up 1.0% compared to 2012, reflecting the flow-through of higher Bell Wireless and Bell Media EBITDA.

BCE’s cash flow from operating activities was $1,838 million, compared to $863 million last year in Q4 2012, due mainly to lower contributions to post-employment benefit plans, attributable to the $750 million voluntary defined benefit pension plan contribution made in 2012. Free cash flow was $674 million, up 11.4% from $605 million in the previous year, driven by higher EBITDA and an increase in working capital. Similarly, for full-year 2013, cash flow from operating activities increased 16.5% to $6,476 million and free cash flow was up 5.9% to $2,571 million.

At the end of Q4 2013, BCE (Bell and Bell Aliant) served a total of 7,925,032 wireless customers, up 1.3% from Q4 2012; total TV subscribers of 2,489,248 (including 657,513 IPTV customers, reflecting the addition of 75,120 net new IPTV subscribers in Q4 2013), a 7.7% increase; total high-speed Internet subscribers of 3,136,636, up 3.0%; and total NAS lines of 7,595,569, a decrease of 6.6%.

BELL RESULTS
Bell operating revenues increased 5.2% to $4,813 million in Q4 2013, driven by steady Wireless revenue growth, positive Wireline residential services revenue growth as strong TV and Internet expansion outpaced declines in traditional voice services, and Astral’s contribution to Bell Media results.

Bell EBITDA was $1,693 million in Q4, up 7.0%, reflecting strong double-digit EBITDA growth of 10.4% at Bell Wireless and 33.7% at Bell Media. Notably, we generated positive EBITDA growth of 0.3% at Bell Wireline this quarter with a 41,000 year-over-year improvement in total Bell Wireline residential net customer losses, higher household ARPU, and a reduction in operating costs. Higher EBITDA across all Bell segments contributed to a 0.6 percentage-point improvement in Bell’s consolidated EBITDA margin to 35.2%.

For 2013, in line with guidance targets for the year, Bell operating revenues and EBITDA were up 2.6% and 3.4%, respectively, to $18,109 million and $6,817 million. Bell’s 2013 operating revenues and EBITDA reflect the contribution of Astral to Bell Media revenues and EBITDA after it became part of Bell Media on July 5, 2013.

Bell invested $992 million in new capital in Q4 2013, bringing total capital expenditures to $3,001 million in 2013, an increase of 2.7% over 2012. These investments reflect the continued deployment of broadband fibre to homes, neighbourhoods and businesses in Québec and Ontario that is fuelling the rapid expansion of Fibe TV; the ongoing rollout of 4G LTE mobile service in markets across Canada; higher spending on network capacity to support increasing Internet and mobile data consumption; enhancements to customer service systems; and the addition of new Bell and The Source stores across Canada.

BELL OPERATING RESULTS BY SEGMENT

Bell Wireless
Bell Wireless operating revenues increased 3.2% to $1,505 million in Q4 2013 with service revenue up 3.7% to $1,359 million and EBITDA up 10.4% to $529 million, reflecting the flow-through of postpaid smartphone subscribers acquired in 2013, combined with blended ARPU growth from higher data revenue.

3/16

Wireless data revenue increased 15.2% on higher customer usage driven by greater adoption of smartphones and increased data consumption on our 4G LTE network that is driving growth in wireless, Internet, video streaming, and data services such as Bell Mobile TV. In Q4, Bell also continued to reduce the price of mobile roaming for Canadian consumers travelling to popular international destinations.

Bell Wireless EBITDA grew 10.4% to $529 million, delivering a 2.4 percentage-point expansion in EBITDA service margin to 38.9%, which also benefited from a 0.3% reduction in operating costs resulting from disciplined spending on postpaid subscriber acquisition and customer retention.

For full-year 2013, Bell Wireless operating revenues increased 4.7% to $5,849 million on postpaid service revenue growth of 6.7% and data growth of 19.4%. EBITDA grew 10.6% to $2,340 million as service margin increased 2.0 percentage points to 43.6%, our highest margin result since 2009.

  Postpaid net additions in Q4 totalled 119,520, compared to 143,834 in Q4 2012. This reflected a 6.7% decrease in postpaid gross activations attributable to a high level of competitive intensity during the holiday period, as well as to lower handset discounts and increased rate plan pricing on new 2-year contracts, introduced following the implementation of the new federal Wireless Code of Conduct, that impacted customer acquisitions year over year.

  Smartphone users represented 73% of total postpaid subscribers at the end of 2013, compared to 62% a year earlier. Bell Wireless postpaid customers totalled 6,677,692 at the end of the year, an increase of 3.9%. Total Bell Wireless customers grew 1.3% to 7,778,334. Effective with Q4 2013 and on a prospective basis, all machine-to-machine, or M2M, subscriptions have been excluded from subscriber-based measures.

  Postpaid customer churn improved to 1.29% from 1.35%, reflecting increasing investment in customer service and retention.

  Blended ARPU increased 2.1% in the quarter to $57.92, representing the sixteenth consecutive quarter of year-over-year improvement. Growth was driven mainly by a greater proportion of postpaid subscribers in our wireless customer base and escalating data consumption consistent with higher smartphone penetration and increasing usage of mobile data services on our leading 4G wireless broadband networks. For the full year 2013, blended ARPU increased 2.6% to $57.25.

  Cost of acquisition (COA) decreased 2.5% this quarter to $468 per subscriber, mainly reflecting lower average handset discounts. For 2013, COA per gross activation remained relatively stable at $421 compared to $416 in 2012.

  Retention spending as a percentage of service revenue increased to 12.4% in Q4 2013, compared to 12.1% in Q4 2012, due to a higher number of early handset upgrades year over year and matching of competitors’ richer handset offers. In line with our plan, 2013 retention spending amounted to 10.3% of total wireless service revenue.

  Responding to customer demand, Bell continued to reduce the cost of mobile roaming in the countries that Canadians travel to the most. Following significant decreases in consumer roaming rates for the United States in September, in Q4 Bell reduced data, text and voice

4/16

roaming pricing for Bermuda, Caribbean sun destinations and major Canadian travel destinations worldwide, including Europe, Mexico, China, Turkey, Australia and New Zealand. Bell is continuing to work with international telecom suppliers to cut the cost of international mobile roaming for Canadian consumers.

  Bell Mobile TV subscribers exceeded 1.2 million at the end of 2013, up 66% over the previous year. Mobile TV offers on-the-go access to over 40 sports, news, entertainment, and children’s TV channels. Additionally, the Bell TV app enables customers to access more than 70 other live and on-demand channels via Wi-Fi on their smartphones and tablets.

  Bell continued to enhance its industry-leading smartphone line-up with the availability of the Blackberry Z30, Google Nexus 5, Samsung Galaxy Note 3, Samsung Galaxy S4 Mini, Sony Xperia Ultra and Sony Xperia Z1.

  Bell offers customers access to Canada’s largest 4G LTE mobile network, currently reaching 80% of the Canadian population and complemented by 4G HSPA+ coverage to more than 98% of the population.

Bell Wireline
Higher TV and Internet revenues, driven by subscriber growth in Fibe TV and increased ARPU, along with strong business IP connectivity and Professional Services growth, slowed the pace of Wireline revenue erosion this quarter.

Bell Wireline operating revenues were essentially unchanged compared to Q4 2012, decreasing by 0.3% to $2,601 million in Q4 2013. Bell Residential Services delivered revenue growth of 3.1%, while the rate of revenue decline at Bell Business Markets improved year over year. Bell Wireline also generated positive EBITDA growth this quarter, increasing 0.3% to $934 million, with margin improving 0.2 percentage points to 35.9%, supported by a $10 million year-over-year reduction in operating costs.

For full-year 2013, Wireline operating revenues decreased 1.2% to $10,097 million, while operating costs were stable compared to last year, resulting in a 3.2% decline in Wireline EBITDA to $3,794 million. Wireline EBITDA margin was 37.6%, down 0.8 percentage points from 38.4% in 2012, due to higher acquisition costs from significantly more new Fibe TV and Internet customer activations in 2013 than the year before, and higher post-employment benefit plans service cost (pension expense).

  Bell Fibe TV added 60,301 net new customers, up 25.0% compared to 48,234 in Q4 2012. Fibe TV subscriber acquisition continued to accelerate year over year with ongoing expansion of the Fibe footprint and enhanced features including the Fibe TV wireless receiver and Fibe Remote app. At the end of 2013, Bell Fibe TV subscribers totalled 479,430, nearly double the 248,298 subscribers at the end of 2012.

  The Bell Fibe TV footprint reached more than 4.3 million households at the end of 2013, compared to approximately 3.3 million at the end of 2012.

  Total Bell Satellite TV losses improved 16.9% this quarter to 24,112, reflecting lower customer churn driven by matching of competitive offers, product enhancements, and fewer customer migrations to Fibe TV.

5/16

  Combined Fibe TV and Satellite TV net additions were up 88.3% to 36,189, compared to 19,218 in Q4 2012. The Bell TV subscriber base totalled 2,278,433 at the end of 2013, a year-over-year increase of 5.7%.

  Bell high-speed Internet net customer additions were 15,690 in Q4 2013, more than double the 7,269 customers added in Q4 2012. The year-over-year improvement reflects stronger Internet customer attach rates on Fibe TV service bundles and higher service speeds enabled by continued broadband fibre network expansion, which contributed to lower residential customer churn. Bell had 2,184,543 high-speed Internet customers at the end of 2013, a 2.7% increase over 2012.

  Wireline data revenue was $1,513 million in the quarter, up 4.1%, driven by robust residential growth and better year-over-year Bell Business Markets performance. Residential Wireline data revenue was up 9.2% in Q4 2013 on significantly higher TV and Internet revenues, while healthy IP connectivity revenue growth of 6.1% and higher spending on professional business services by our mid-sized and large enterprise customers supported improved Business Markets results compared to last year.

  Residential NAS net losses in Q4 2013 improved 27.3%, or 63,281, compared to 87,029 last year, driven by the pull-through effect of Fibe TV service bundles. Business NAS losses also improved 11.4%, or 32,478, compared to 36,641 in Q4 2012, supported by increased demand for new small business and wholesale service installations and fewer customer deactivations in the mass, mid-sized and wholesale customer segments. Total NAS at the end of 2013 was 5,242,249, a 7.1% decline compared to the previous year, attributable to ongoing aggressive competition from the cable operators and increasing wireless and Internet-based technology substitution.

  Consistent with the year-over-year reduction in NAS net losses, the rate of local and access revenue decline improved to 6.6% in Q4 2013 to $606 million.

  Long distance revenues declined 10.5% to $171 million. The decrease reflects fewer minutes of use by residential and business customers resulting from NAS line losses and technology substitution, ongoing rate pressures, and decreased sales of global long distance minutes.

Bell Media
Bell Media operating revenue was up 38.9% in Q4 2013 to $821 million while EBITDA grew 33.7% to $230 million. The increases reflect higher advertising and subscriber fee revenues from the Astral acquisition, which closed on July 5, 2013, as well as planned market-based step-ups in specialty TV rates paid by broadcast distributors for Bell Media content and programming. For the full year 2013, operating revenue and EBITDA were up 17.1% and 21.7%, respectively, to $2,557 million and $683 million.

  Bell Media continued to maintain its leadership position with strong audience levels across its conventional and specialty TV properties. CTV completed the fall season with 12 of the Top 20 programs nationally in all key demographics, and 4 of the top 5 shows among total viewers. In the key primetime hours, CTV’s average audience was 55% higher than its closest conventional TV competitor.

  Bell Media specialty TV properties reached 87% of all English-language specialty and pay TV viewers in the average week during Q4 2013 – led by TSN, with higher average

6/16

audience levels driven by hockey programming; Discovery, one of Canada’s leading entertainment specialty channels; Space, the #1 specialty network for audience growth among women aged 25-54; and The Movie Network, Canada’s leading primetime pay TV service.

  Bell Media maintains its leadership position in Québec with specialty TV properties reaching over 85% of all French-language TV viewers in the average week during Q4 2013. This was led by RDS, the #1 French-language specialty channel; Canal D, ranked first among all French-language entertainment specialty channels among adults 25-42, and Canal Vie, with the highest average weekly reach in the French-language specialty market for women 25-54.
  Bell Media ranks first among all Canadian broadcast and video network online properties and seventh among all online properties in Canada, with monthly averages of more than 12.2 million unique visitors, 451 million page views, and 114 million videos served.
  Bell Media also maintained a leadership position in radio, reaching 1 in 2 Canadians who are listening 6.4 hours per week on average. Bell Media was the leading radio broadcaster in Québec, with 25 stations reaching more than 5.7 million listeners.
  While Bell was unsuccessful in its bid to extend its National Hockey League (NHL) national broadcasting rights, which expire at the end of the 2013-14 NHL season, Bell Media’s sports networks, English-language TSN and French-language RDS, will continue to be significant players in pro hockey coverage in both official languages. In addition to long-term broadcast rights for Toronto Maple Leafs (TSN and TSN Radio 1050), Winnipeg Jets (TSN and TSN
  Radio 1290), and Vancouver Canucks (TEAM 1040), Bell Media recently concluded long-term broadcasting deals with two more Canadian NHL teams that take effect with the 2014-15 NHL season:

  In December, RDS and the Montreal Canadiens announced a new 12-year regional broadcast rights agreement that extends RDS as the official broadcaster of the Canadiens through the 2025-2026 season. The agreement includes broadcast rights for 60 regular season games and additional pre-season games each year, and Bell also retains naming rights to the storied Bell Centre through 2028.

  In January, TSN and RDS announced a new 12-year regional broadcast rights and corporate sponsorship agreement with the Ottawa Senators through the 2025-2026 season. The 12-year partnership includes English-language regional TV broadcast rights for TSN (minimum of 52 regular season and pre-season games), French- language regional rights for RDS (minimum of 40 regular season and pre-season games), and English and French-language radio broadcast rights for all games. The agreement also strengthens Bell’s exclusive corporate telecommunications sponsorship of the Senators, which includes community engagement, in-arena branding and promotions, and retail support through The Source.

  Bell Media and the National Football League (NFL) concluded a multi-year extension of their broadcast partnership that will see more NFL games on more Bell Media channels and platforms than ever before. Bringing all Sunday afternoon games to CTV and TSN for the first time. In Fall 2014, Bell Media becomes the rights holder to NFL football in Canada for all Sunday afternoon and Sunday night regular-season games, all Monday night regular- season games, all Playoff Games, and the Super Bowl. The new agreement also grants Bell Media digital media rights for the first time, enabling Canadian fans to watch NFL games and content on Bell Media TV Everywhere platforms including CTV GO and TSN GO.

7/16

  Bell Media secured a multi-year extension of its partnership with Vancouver Whitecaps FC that includes TSN becoming the official Whitecaps FC broadcaster beginning in 2014 and Bell branding rights for all Whitecaps FC official jerseys and kits.

Bell Aliant
Bell Aliant’s revenues decreased 0.9% to $688 million in Q4 2013, as growth in its Internet and TV services were offset by ongoing revenue erosion in its traditional local and access and long distance services. Bell Aliant’s EBITDA decreased 2.9% to $305 million this quarter, as a result of lower revenues and higher operating costs related mainly to growth of its FibreOP services. Similarly, for the full year 2013, Bell Aliant revenues and EBITDA declined 0.1% and 1.5%, respectively, to $2,759 million and $1,272 million.

BELL RESPONSE TO ILLEGAL HACKING AT THIRD-PARTY SUPPLIER
On Sunday February 2, Bell announced that 22,421 user names and passwords and 5 valid credit card numbers of Bell small-business customers had been posted on the Internet that weekend. The posting results from the illegal hacking of an Ottawa-based third-party supplier’s information technology system. In line with our strict privacy and security policies, Bell disabled all affected passwords, contacted customers and informed credit card providers. Bell continues to investigate the matter with its supplier and law enforcement and government security officials. Bell network and IT systems were not impacted, and the issue did not affect Bell residential, mobility or enterprise business customers.

ASTRAL DIVESTITURES UPDATE
On November 28, 2013, Bell announced that it entered into an agreement with DHX Media Ltd. (DHX) for the proposed sale of its television services Family Channel, Disney XD, Disney Junior (English-language), and Disney Junior (French-language). In addition, on December 3, 2013, Bell announced the sale of its two French-language music TV properties, MusiquePlus and MusiMax, to V Media Group, owner of V Interactions. With these announcements, Bell has now entered into agreements with buyers for all of the properties it was required to divest by the Competition Bureau and the Canadian Radio-television and Telecommunications Commission (CRTC) as part of the Astral transaction in order to comply with the CRTC’s Common Ownership Policy.

In January 2014, we completed the sale of six Bell Media TV services and two radio stations to Corus Entertainment Inc. (Corus) for total proceeds of $400.6 million, and three radio stations to Jim Pattison Broadcast Group Limited Partnership. The completion of the remaining divestitures of certain Bell Media TV and radio assets, consisting of proposed sales to Newfoundland Capital Corporation’s wholly-owned subsidiary, Newcap Inc., DHX and V Media Group, remain subject to approval by the CRTC. These sales are expected to be completed in the first half of 2014.

BELL LET’S TALK DAY 2014
Bell Let’s Talk Day 2014 was a tremendous success as Canadians joined the mental health conversation with 109,451,718 mobile and long distance calls, tweets, and Facebook shares on January 28, our fourth annual Bell Let’s Talk Day. With Bell donating 5 cents to mental health for each message, the company announced an additional investment of $5,472,585.90 in Canadian mental health. Bell’s total commitment to the cause now stands at $67,515,875.20. Led by Canadian Olympian and Bell Let’s Talk spokesperson Clara Hughes, Bell Let’s Talk Day 2014 set new records for participation – including extraordinary support on Twitter that made Bell Let’s Talk the top Twitter trend in Canada and #3 in the world.

8/16

BCE AWARDED CORPORATE GOVERNANCE AWARD
BCE was honoured with the Best Overall Corporate Governance Award - International at the sixth annual Corporate Secretary’s Corporate Governance Awards. Competing against a number of high-profile Canadian and international corporations, BCE was recognized for best overall governance, compliance and ethics in board structure, shareholder communications, regulatory filing and other governance operations.

BELL NAMED ONE OF MONTRÉAL’S TOP EMPLOYERS FOR A SECOND YEAR IN A ROW
Bell is proud to be recognized for a second consecutive year as one of Montréal’s Top Employers in the 2014 MediaCorp Canada competition. Bell was cited for its leadership in workplace mental health, significant investment in training and professional development, wide-ranging career possibilities, leading parental support programs, and a share purchase plan that enables all team members to share in the company’s success. A Montréal-based company since its founding in 1880, Bell is the largest communications company in Québec and a leading contributor to the technological, economic and social prosperity of Québec.

COMMON SHARE DIVIDEND
BCE’s Board of Directors declared a quarterly dividend of $0.6175 per common share, payable on April 15, 2014 to shareholders of record at the close of business on March 14, 2014.

OUTLOOK FOR 2014
BCE’s 2014 financial outlook reflects continued progress in the execution of Bell’s 6 Strategic Imperatives, while maintaining a sharp focus on our dividend growth strategy, as a transformed Bell continues to invest significantly in next-generation TV, wireless, Internet and media growth services, and pursue superior operational execution in the highly competitive Canadian communications marketplace, to deliver growth in revenue, EBITDA, earnings and free cash flow.

Our 2013 guidance, 2013 results, and financial guidance targets for 2014 are as follows:

	2013 Guidance	2013 Results	2014 Guidance
Bell(i)
Revenue Growth	2% – 4%	2.6%	2% – 4%
EBITDA Growth	3% – 5%	3.4%	3% – 5%
Capital Intensity	16% – 17%	16.6%	16% – 17%
BCE
Adjusted EPS	$2.97 – $3.03	$2.99	$3.10 – $3.20
Free Cash Flow growth	5% – 9%	5.9%	3% – 7%
Annual common dividend per share	$2.33	$2.33	$2.47
Dividend payout policy	65% – 75% of free cash flow	69.8%	65% – 75% of free cash flow

(i)	Bell’s 2014 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.

9/16

CALL WITH FINANCIAL ANALYSTS
BCE will hold a conference call for financial analysts to discuss Q4 2013 results on Thursday, February 6 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-866-226-1792 or (416) 340-2216. A replay will be available for one week by dialing 1-800-408-3053 or (905) 694-9451 and entering pass code 3092522#.

A live audio webcast of the conference call will be available on BCE’s website at: BCE Q4-2013 conference call. The mp3 file will be available for download on this page later in the day.

NOTES
The information contained in this news release is unaudited.

(1)	The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of BCE net earnings to EBITDA.

($ millions)
December 31	Q4 2013	Q4 2012	2013	2012
Net earnings	593	765	2,388	2,876
Severance, acquisition and other costs	48	69	406	133
Depreciation	695	693	2,734	2,678
Amortization	160	175	646	714
Finance costs
Interest expense	240	224	931	865
Interest on post-employment benefits obligations	37	32	150	131
Other income (expense)	(1)	(243)	6	(269)
Income taxes	226	181	828	760
EBITDA	1,998	1,896	8,089	7,888

(2)	The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share. We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments and premiums on early redemption of debt, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable

10/16

to common shareholders and earnings per share. The following table is a reconciliation of net earnings attributable to common shareholders and earnings per share to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively.

($ millions except per share amounts)
	Q4 2013		Q4 2012		2013		2012
	Total	Per share	Total	Per share	Total	Per share	Total	Per share
Net earnings attributable to common shareholders	495	0.64	666	0.86	1,975	2.55	2,456	3.17
Severance, acquisition and other costs	33	0.04	46	0.06	299	0.38	94	0.12
Net losses (gains) on investments	12	0.02	(248)	(0.32)	7	0.01	(256)	(0.33)
Premiums on early redemption of debt	-	-	-	-	36	0.05	-	-
Adjusted net earnings	540	0.70	464	0.60	2,317	2.99	2,294	2.96

(3)	The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q4 2013	Q4 2012	2013	2012
Cash flows from operating activities	1,838	863	6,476	5,560
Bell Aliant dividends paid to BCE	48	48	191	191
Capital expenditures	(1,139)	(914)	(3,571)	(3,515)
Cash dividends paid on preferred shares	(31)	(39)	(127)	(133)
Cash dividends paid by subsidiaries to non-controlling interest	(68)	(85)	(283)	(340)
Acquisition costs paid	30	5	80	101
Voluntary defined benefit pension plan contribution	-	750	-	750
Bell Aliant free cash flow	(4)	(23)	(195)	(186)
Free cash flow	674	605	2,571	2,428

11/16

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements made in this news release, including, but not limited to, statements relating to our 2014 financial guidance (including revenues, EBITDA, Capital Intensity, Adjusted EPS and Free Cash Flow), our business outlook, objectives, plans and strategic priorities, BCE’s 2014 annualized common share dividend, common share dividend policy and targeted dividend payout ratio, our broadband fibre, IPTV and wireless networks deployment plans, and other statements that are not historical facts, are forward-looking. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ’safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of February 6, 2014 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after February 6, 2014. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2014 financial results, as well as our objectives, strategic priorities and business outlook for 2014, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements for 2014 contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  growth in the Canadian GDP of 2.5% in 2014, compared to estimated growth of 1.8% in 2013, based on the Bank of Canada’s most recent estimate;

  a faster pace of employment growth compared to 2013;

  a sustained level of wireline and wireless competition in both consumer and business markets;

  higher, but slowing, wireless industry penetration driven, in particular, by the increasing adoption of smartphones, tablets and other 4G devices, the expansion of LTE service in

12/16

non-urban markets, the availability of new data applications and services, as well as population growth; and

  a relatively stable advertising market for Bell Media.

Operational Assumptions Concerning Bell Wireline (Excluding Bell Aliant)

  Bell Fibe TV service coverage extended to approximately 5 million households by the end of 2014 as our FTTN, FTTH and FTTB footprint grows to more than 6 million locations passed;

  Bell Fibe TV contributing to stronger overall TV subscriber growth, high Internet attach rates and fewer residential NAS losses, leading to fewer year-over-year total residential wireline net customer losses and an increased market share of three-product households;

  Increasing wireless and Internet-based technological substitution;

  continued large business customer migration to Internet IP-based systems, sustained competitive intensity in mass and mid-size business markets and ongoing competitive re- price pressures in our business and wholesale markets;

  ARPU growth and flow-through of price increases across residential products from increasing penetration of three-product households;

  ongoing competitive pricing and promotional discounting on residential and small business wireline service bundle offers as well as wireless rate plans and devices;

  achieving sufficient operating cost savings and labour efficiency gains across the Bell organization to offset costs related to growth in our Bell Fibe TV subscriber activations and ongoing wireline voice erosion, in addition to increased investment in wireless customer retention;

  an improvement in the performance of our Business Markets unit from stronger economic and employment growth; and

  no material financial, operational and competitive consequences of adverse changes in regulations affecting our wireline business.

Operational Assumptions Concerning Bell Wireless (Excluding Bell Aliant)

  Bell Mobility to maintain its market share of incumbent wireless postpaid net activations;

  relatively stable year-over-year rate of investment in subscriber cost of acquisition per gross activation and retention spending as a percentage of wireless service revenue;

  blended wireless ARPU growth on higher data usage driven by a higher mix of postpaid smartphone customers and accelerating data consumption on 4G LTE networks, as well as increased access rates on new two-year contracts, offset partly by declining voice ARPU due to data substitution and competitive pricing;

  achieving sufficient operating cost savings and labour efficiency gains across the Bell organization to offset costs related to increased investment in wireless customer retention, in addition to growth in our Bell Fibe TV subscriber activations and ongoing wireline voice erosion;

  no material financial, operational and competitive consequences of adverse changes in regulations affecting our wireless business; and

  acquiring 700 MHz wireless spectrum to extend our 4G LTE network to rural markets to increase coverage to more Canadians.

Operational Assumptions Concerning Bell Media

  Full realization of cost synergies from the integration of Astral into Bell Media; and

  no material financial, operational and competitive consequences of adverse changes in regulations affecting our media business.

13/16

Financial Assumptions Concerning Bell (Excluding Bell Aliant)

The following constitute Bell’s principal financial assumptions for 2014:

  the maintenance of a relatively stable consolidated EBITDA margin;

  increasing wireless EBITDA contribution and margin expansion;

  an improving year-over-year rate of decline in wireline revenue and EBITDA;

  Bell’s total post-employment benefit plans cost to be approximately $310 million, based on an estimated accounting discount rate of 4.9%, comprised of an estimated above EBITDA post-employment benefit plans service cost of approximately $220 million and an estimated below EBITDA net post-employment benefit plans financing cost of approximately $90 million;

  total pension plan cash funding of approximately $350 million;

  cash taxes of approximately $600 million;

  net interest expense of approximately $750 million;

  net interest payments of approximately $775 million; and

  working capital changes and severance and other costs of approximately $175 million.

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2014:

  BCE’s total post-employment benefit plans cost to be approximately $390 million, including approximately $80 million for Bell Aliant, comprised of an estimated above EBITDA post- employment benefit plans service cost of approximately $280 million and an estimated below EBITDA net post-employment benefit plans financing cost of approximately $110 million;

  depreciation and amortization expense approximately $115 million higher compared to 2013;

  net interest expense of approximately $900 million;

  tax adjustments (per share) of approximately $0.04;

  an effective tax rate of approximately 26%;

  non-controlling interest of approximately $280 million; and

  an annual common share dividend of $2.47 per share.

The foregoing assumptions, although considered reasonable by BCE on February 6, 2014, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2014 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2014 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results;

  our failure to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services;

14/16

  the level of technological substitution and the presence of alternative service providers, contributing to reduced utilization of traditional wireline voice services;

  the adverse effect of new technology and increasing fragmentation in Bell TV’s TV distribution market and Bell Media’s TV and radio markets;

  variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels;

  regulatory initiatives and proceedings, government consultations and government positions that affect us and influence our business;

  economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services;

  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions and cyclical and seasonal variations;

  the complexity of our product offerings, pricing plans, promotions, technology platforms and billing systems;

  our failure to carry out wireline network evolution activities, and to meet network upgrade or deployment timelines within our capital intensity target;

  our failure to satisfy customer expectations and build a low cost operational delivery model;

  our failure to maintain network operating performance in the context of significant increases in broadband demand and in the volume of wireless data-driven traffic;

  our failure to implement, on a timely basis, or maintain effective IT systems, and the complexity and costs of our IT environment;

  our inability to protect our data centres, electronic and physical records and the information stored therein;

  employee retention and performance, and labour disruptions;

  our failure to implement our strategic imperatives and business development plans in order to produce the expected benefits, including to continue to implement our targeted cost reduction initiatives;

  ineffective change management resulting from restructurings and other corporate initiatives, and the failure to successfully integrate new business acquisitions and existing business units;

  increased contributions to post-employment benefit plans;

  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, critical products and services;

  the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects;

  events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, equipment and other facilities;

  in-orbit risks of satellites used by Bell TV;

  unfavourable resolution of legal proceedings and, in particular, class actions;

  unfavourable changes in applicable laws;

  our capital and other expenditure levels, financing and debt requirements and inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and implement our business plan, as well as our inability to manage various credit, liquidity and market risks;

  our inability to discontinue certain services as necessary to improve capital and operating efficiencies;

  our failure to evolve practices and effectively monitor and control fraudulent activities;

  the theft of our DTH satellite TV services;

  copyright theft and other unauthorized use of our content;

  higher taxes due to new taxes, higher tax rates or changes to tax laws, and to our inability to predict the outcome of government audits;

  health concerns about radio frequency emissions from wireless devices and equipment;

15/16

  our inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks;

  BCE’s dependence on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it;

  uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained;

  stock market volatility; and

  the failure to successfully complete the remaining divestitures required by the Competition Bureau and the CRTC following the Astral acquisition.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results.

We encourage investors to also read BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 6, 2014, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). This document is also available at BCE.ca.

BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 6, 2014 is incorporated by reference into this news release. For additional information, please refer to the February 6, 2014 presentations entitled “Q4 2013 Results and 2014 Analyst Guidance Call” available on BCE’s website.

ABOUT BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Let’s Talk mental health initiative is a national charitable and awareness program promoting mental health across Canada with the Bell Let’s Talk Day anti-stigma campaign and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:

Jean Charles Robillard
BCE Corporate Communications
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

16/16